UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D/A
(Amendment No. 2)

Under the Securities Exchange Act of 1934

Tecumseh Products Company

(Name of Issuer)

Common A Common Stock, par value $1.00 per share
Class B Common Stock, par value $1.00 per share

(Title of Class of Securities)

Class A - 878895200
Class B - 878895101

(CUSIP Numbers)

James C. Roumell
Roumell Asset Management, LLC
2 Wisconsin Circle, Suite 660
Chevy Chase, MD  20815
(301) 656-8500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 20, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☒

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 878895200 / 878895101	13D/A	Page 2 of 4 Pages

This Amendment No. 2 (this “Amendment”) amends that certain Schedule 13D filed by Roumell Asset Management, LLC and by James C. Roumell (each, a “Reporting Person”) on January 14, 2013 (the “Original 13D”), as amended on January 22, 2013 (“Amendment No. 1”).  This Amendment, the Original 13D and Amendment No. 1 relate to the common stock of Tecumseh Products Company (the “Issuer”).  The principal executive office of the Issuer is 1136 Oak Valley Drive, Ann Arbor, Michigan 48108.

Item 4.  Purpose of Transaction.

The Reporting Persons acquired shares of the common stock of the Issuer as part of their ordinary course of business for investment purposes, based on their belief that the Issuer’s stock is undervalued and represents an attractive investment opportunity.  Following a meeting between Mr. Roumell and Kent Herrick, the Chairman of the Issuer’s board of directors, on Friday, January 11, 2013, the Reporting Persons felt compelled to share certain information with other stockholders and to voice their opinions on certain matters to hopefully influence management and the board of directors to take steps maximize the value of the issuer for all stockholders.  Accordingly, the Reporting Persons sent a letter, dated January 14, 2013, to the Issuer’s board of directors.  A copy of the letter was filed with the Original 13D.  In light of recent developments, the Reporting Persons sent another letter to the Issuers’ board of directors on January 22, 2013.  A copy of this letter was filed with Amendment No. 1 as Exhibit 7.03.

On February 16, 2013, the Reporting Persons became aware that two very qualified individuals had expressed to the Issuer a willingness to serve on the Issuer's board of directors(the "Board"), subject to certain conditions. On February 20, the Reporting Persons sent a letter to the Board supporting the nomination and appointment of these individuals to the Board. A copy of this letter is being filed with this Amendment as Exhibit 7.04 and is incorporated herein by reference.  The Reporting Persons may also enter into discussions with third parties that may be interested in acquiring assets from the Issuer or may propose matters directly to the Issuer’s stockholders.

The Reporting Persons, in the ordinary course of business, regularly review their equity interest in the Issuer.  The Reporting Persons have no current intention to purchase additional securities of the Issuer.  While the Reporting Persons have no present intention to dispose of all or any portion of the shares of Issuer common stock beneficially owned by them, Roumell Asset Management may be required to sell shares of the Issuer’s common stock from time to time to accommodate client requests for account liquidations.  Any such sales of securities of the Issuer may be in the open market, privately negotiated transactions or otherwise.  Depending on their assessment of the foregoing factors, the Reporting Persons may, from time to time, modify their present intention as stated in this Item 4.

Except as set forth above and as incorporated by reference, the Reporting Persons do not have at this time any specific plans or proposals which would result in (a) the acquisition by the Reporting Persons of additional securities of the Issuer or the disposition by the Reporting Persons of securities of the Issuer; (b) any extraordinary corporate transactions such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries; (c) any sale or transfer of a material amount of the assets of the Issuer or of any of its subsidiaries; (d) any change in the present management or board of directors, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any change in the Issuer’s charter or bylaws which may impede the acquisition of control of the Issuer by any person; (h) the Issuer’s common stock being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system or a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to those enumerated above.

Item 7.  Material to be Filed as Exhibits.

Exhibit 7.01	Form of Roumell Asset Management, LLC Investment Advisory Agreement (incorporated by reference to Exhibit 7.01to the Original 13D).

Exhibit 7.02	Letter to the Board of Directors of Tecumseh Products Company dated January 14, 2013

CUSIP No. 878895200 / 878895101	13D/A	Page 3 of 4 Pages

(incorporated by reference to Exhibit 7.02to the Original 13D).

Exhibit 7.03	Letter to the Board of Directors of Tecumseh Products Company dated January 22, 2013 (incorporated by reference to Exhibit 7.03to Amendment No. 1).

Exhibit 7.04	Letter to the Board of Directors of Tecumseh Products Company dated February 20, 2013.

Exhibit 7.04	Joint Filing Agreement by and among the Reporting Persons, dated January 14, 2013 (incorporated by reference to Exhibit 7.03 to the Original 13D).

CUSIP No. 878895200 / 878895101	13D/A	Page 4 of 4 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned Reporting Persons certifies that the information set forth in this statement with respect to him or it, as applicable, is true, complete and correct.

Date: 02/20/2013	By:	/s/ James C. Roumell
James C. Roumell

Roumell Asset Management

Date: 02/20/2013	By:	/s/ James C. Roumell
James C. Roumell, President

Exhibit 7.04

 [Roumell Asset Management Letterhead]

February 20, 2013
Tecumseh Products Company
1136 Oak Valley Drive
Ann Arbor, MI 48108

Dear Board of Directors and Corporate Secretary:

We understand that Douglas M. Suliman, Jr. and Mr. Stephen P. Jackson, Jr. would agree to serve as directors on the Board of Directors (the “Board”) of Tecumseh Products Company (the “Company”), subject to certain conditions.  Roumell Asset Management, LLC supports this nomination and urges the Board to appoint Mr. Suliman and Mr. Jackson to the Board immediately or, at a minimum, to expand the Board to seven members and include Mr. Suliman and Mr. Jackson as director nominees in the proxy statement for the Company’s 2013 annual meeting of shareholders.

We believe it would be difficult to attract two individuals to join the board of directors whose talents and relevant experiences are more closely aligned with the Company’s strategic objectives.  Mr. Suliman has a long history in corporate restructuring, capital formation and M&A transactions, and he possesses an enviable investment track record as a private investor.  In 2003 Mr. Suliman and his partners, led by The Baupost Group, acquired control of NationsRent, a leading construction equipment rental company facing imminent liquidation.  Upon gaining control, Mr. Suliman served as Co-Chairman and Executive Director of NationsRent and led the sale of the company in 2006 to Ashtead, plc. for $1 billion following a successful turnaround.  If Mr. Suliman were to join the Company’s Board, he would immediately represent the largest shareholder among all directors, as we understand Mr. Suliman currently holds 58,207 of the Company’s Class B shares.

Mr. Jackson is currently the Chief Accounting and Administrative Officer (effective February 13, 2013) of Freedom Group, Inc. (“Freedom” or “Remington”), immediately prior to this promotion, he served as the Chief Strategy and Acquisition Integration Officer since January 2012.  Freedom’s majority owner is Cerberus Capital Management, LP.  Since 2007, Mr. Jackson has had an active involvement in over 15 acquisition and divestiture transactions along with a number of capital markets transactions.  From April 2006 to January 2012, he served as Freedom’s CFO.  Prior to joining Remington in 2003, Mr. Jackson was with PricewaterhouseCoopers and an Audit Partner in their Middle Market Advisory Services group.  While Mr. Jackson currently holds no Company shares, he brings proven skills, as demonstrated by his success in the very demanding, results-oriented private equity environment.  Along with Mr. Suliman, Mr. Jackson would immediately bring a strong record of operational, financial and restructuring experience to the Company that shareholders, customers and employees deserve.

Mr. Suliman and Mr. Jackson need to be properly incentivized to engage their time and talents on behalf of all shareholders of the Company.  To wit, we support each receiving a grant of 100,000 restricted Class A shares to be issued upon the first year anniversary of their joining the Board.

Such shares would cliff vest on the third anniversary of their joining the Board. In addition, we support each receiving options to purchase up to 200,000 Class A shares, with an exercise price equal to the fair market value of the Class A shares on the grant date and a term of five years.  One half of the options would vest on the second anniversary of their joining the Board and the second half would vest on the third anniversary of their joining the Board.  Accordingly, if Mr. Suliman or Mr. Jackson do not serve on the Board until the first anniversary of their joining the Board, they would forfeit all of this equity incentive. We also understand that this proposed equity compensation would serve in lieu of the Company’s regular non-employee director compensation.  We feel the Company’s shareholder base should, and would, welcome these individuals joining the Board and be supportive of their proposed purely equity-based compensation structure.

As of the date of this letter, Roumell Asset Management beneficially owns approximately 19% of the Class A shares and approximately 11% of the Class B shares.  There are no arrangements or understandings between Roumell Asset Management and either of Mr. Suliman or Mr. Jackson or their respective employers with respect to our support of their nominations to serve on the Board.

Additionally, we would like to again reiterate our strong preference that the Board elect Mr. Jim Connor to the additional position of Chairman of the Board.  We highlight two specific reasons for this recommendation.  First, our diligence confirms that customers have come to view Mr. Connor as the face of the Company.  We have talked with several of the Company’s customers. It is clear that they believe the Company’s recent product introductions and management team is a welcome and refreshing change from years past, when there was little innovation and a confusing leadership structure.  Customers credit Mr. Connor for bringing about these changes.  Second, we believe Mr. Connor has earned the respect and trust of shareholders, in general, and Roumell Asset Management, in particular.  We understand that combining the Chairman and CEO roles has come under criticism in recent years.  However, in this instance, the Company must continue to communicate operational continuity and consistent leadership.  We believe Mr. Connor’s taking on the role of Chairman will accomplish both goals.  If the Board decides to alter this arrangement after a period of time, it will have more information and be better positioned to make the decision to separate the roles.  Today, however, we believe a strong consistent unifying voice is what investors, customers and employees desire and need.

As we have previously stated, we believe there is substantial underlying intrinsic value in the Company and a sale of the Company today may not fully realize such value.  Recent conversations with major customers underscore our belief.  We understand that customers are welcoming the new AE2 compressor, have begun designing it into new commercial refrigeration equipment and believe the Company has emerged from a period of underinvestment and is well positioned in the industry going forward.  The interest of Messrs. Suliman and Jackson to become involved in the Company’s turnaround further confirms our investment thesis.  We also welcome the recent addition of Ms. Stephanie Hickman Boyse to the Board, bringing a much-needed perspective of an independent, proven operating executive with relevant industry experience.

Finally, we would urge shareholders (A and B) to immediately make their views known to the

Board.  It is important that this Board know whether shareholders support the inclusion of these nominees on its slate under the terms outlined above.  We believe shareholders will be well-served by Mr. Suliman and Mr. Jackson and urge all shareholders to support these individuals.  Roumell Asset Management, LLC has sought to work constructively in a cooperative manner on behalf of all shareholders.

ROUMELL ASSET MANAGEMENT, LLC
/s/ James C. Roumell
James C. Roumell, President